SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2017

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                )

-	Press Release dated May 10, 2017
-	Press Release dated May 10, 2017
-	Press Release dated May 25, 2017
-	Report on payments to governments 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Roberto Ulissi
Title:	Corporate Affairs and Governance - SEVP

Date: May 31, 2017

Registered Head Office,
Piazzale Enrico Mattei, 1
00144 Rome
Tel. +39 06598.21
www.eni.com
Rome

May 10, 2017

Eni: first quarter 2017 results

Key operating and financial results

IVQ 16			IQ 17	IQ 16	% Ch.
49.46	Brent dated	$/bbl	53.78	33.89	59
1.078	Average EUR/USD exchange rate		1.065	1.102	(3)
1,856	Hydrocarbon production	kboe/d	1,795	1,754	2
1,286	Adjusted operating profit (loss) (a)	€ million	1,834	583	215
1,400	of which: E&P		1,415	95	..
(72)	G&P		338	285	19
75	R&M and Chemicals		189	177	7
459	Adjusted net profit (loss) (a)(b)		744	2	..
0.13	- per share (€)		0.21	0.00
340	Net profit (loss) (b)		965	(383)	..
0.09	- per share (€)		0.27	(0.11)
1,556	Adjusted cash flow from operations (c)		2,597	1,473	76
3,248	Net cash flow from operations		1,932	1,370	41
2,250	Capital expenditure		2,831	2,455	15
14,776	Net borrowings		14,931	12,222	22
0.28	Leverage	%	0.28	0.23

(a)	Non-GAAP measure. For further information see the paragraph “NON-GAAP measures” on page 12.
(b)	Attributable to Eni’s shareholders – continuing operations.
(c)	Non GAAP measure. Net cash flow from operations before changes in working capital and excluding inventory holding gains or losses.

Yesterday, Eni’s Board of Directors approved group results for the first quarter 2017 (unaudited). Commenting on the results, Claudio Descalzi, CEO of Eni, remarked:

“Eni has markedly improved its financial and operational performance in the first quarter of 2017. The Group has delivered a 60% increase in adjusted net profit to €750 million, compared with €460 million in the fourth quarter of 2016 when oil prices had already recovered to levels close to those experienced in this quarter. The operating growth is even bigger if compared with the first quarter 2016, when oil prices were at their lowest. Furthermore, the Group has seen with €2.6 billion its strongest cash generation in seven quarters. This performance was driven by the ongoing execution of Eni strategy across all business segments on 2017 targets, which are all confirmed. Flagship upstream projects, such as Jangkrik in Indonesia and OCTP in Ghana, are all about to come on stream, while Zohr in Egypt is progressing ahead of schedule. All this makes me confident about the full year budget production guidance. The disposal of assets in Egypt and Mozambique, which are expected to close before the end of the year, will contribute to a further strengthening of the Group’s financial position while maintaining future growth prospects. We expect that in 2017 organic cash generation, coupled with proceeds from disposals, will allow us to fully fund our capex and dividend requirements at an oil price well below the current level.”

Highlights

Exploration & Production

•	Production for the quarter: up by 2.3% to 1.795 million boe/d; up by 5.7% excluding negative price effects of PSAs and OPEC cuts

•	Started the East Hub project in Angola; also confirmed time schedules of other large, highly cash generative projects expected for 2017: Jangkrik in Indonesia, OCTP in Ghana and Zohr in Egypt

•	Achieved important exploration success offshore Mexico in a conventional lease with a high working interest. Additional exploration successes achieved in Libya, Indonesia and Norway

•	Portfolio of unproved properties: acquired new leases offshore Cyprus, Ivory Cost and Norway

•	Signed a deal to dispose of a 25% interest in Area 4 in Mozambique to ExxonMobil for a cash consideration of approximately $2.8 billion. Also closed the sale of the 10% interest in Zohr to BP

•	E&P adjusted operating profit: €1.42 billion (an increase of €1.32 billion vs. the first quarter 2016)

Gas & Power

•	Signed a deal to dispose of the retail business in Belgium as part of Eni’s divestment plan for the 2017-2020 period

•	Agreed terms for the supply of LNG volumes in excess of 11 million tonnes to Pakistan over a fifteen-year period, in line with the strategy to strengthen our position in this business

•	G&P adjusted operating profit: €338 million, up by 19% from the first quarter 2016

Refining & Marketing and Chemicals

•	Breakeven refining margin below 4 $/barrel

•	R&M adjusted operating profit: €66 million, in line with the first quarter of 2016, notwithstanding the shutdown of the EST plant at the Sannazzaro refinery

•	Chemicals adjusted operating profit: €123 million, representing a strong performance, leveraging the restructuring plan executed in the last few years

Group results

•	Adjusted operating profit: €1.83 billion, up by 215% or €1.25 billion, vs first quarter of 2016

•	Adjusted net profit: €0.74 billion (up by €0.74 billion vs the first quarter of 2016)

•	Net profit: €0.97 billion

•	Strong cash generation: €1.93 billion, up by 41% vs the first quarter of 2016; €2.60 billion before changes in working capital at replacement cost, up by 76%

•	Capex: €2.83 billion (€2.42 billion on a pro-forma[1] basis), in line with our strategy to bring cash-generative projects on stream in 2017

•	Disposals agreed in the first quarter of 2017 of €2.9 billion, approximately 60% of the minimum target planned for the 2017-2020 four-year period

•	Net debt: €14.9 billion, in line with the end of 2016

•	Leverage at March 31, 2017: stable at 0.28

1 Excluding reimbursement of capex relating to asset disposals, see page 10.

Outlook

Exploration & Production

Confirmed 2017 target of 0.8 bln boe of new resources, at a unitary discovery cost of approximately 1 $/bbl.

Confirmed FY production target of 1.84 mln boe/d (up by 5% from 2016) leveraging on new project start-ups and ramp-ups of fields entered into operations in 2016, mainly in Egypt, Kazakhstan, Angola, Indonesia and Norway. Other initiatives of production optimization are expected to be implemented, which were not included in the initial plans. These additions will absorb mature fields decline and Val d’Agri shutdown lasting up to 90 days. Actions are underway in order to reduce the expected downtime period.

Gas & Power

Confirmed the target of structural break-even since 2017.

Planned cost position improvements by leveraging on long-term supply contracts revision and logistic cost reduction. Eni plans to retain market share in the large customers and retail segments, increasing the value of the existing customer base by developing innovative commercial initiatives, integrating services and optimizing operations.

Refining & Marketing and Chemicals

Confirmed the target of breakeven refining margin at 3 $/barrel from 2018.

Refinery intakes on own account are expected to slightly decrease y-o-y due to the lack of availability of certain assets at the Sannazzaro Refinery, partially offset by higher volumes at Livorno and Milazzo refineries. Against a backdrop of strong competition, management expects to consolidate volume and market share in the Italian retail market by leveraging innovation and product and service differentiation. In the rest of Europe, sales are expected to remain stable, excluding the effects of asset disposals in Eastern Europe.

In the Chemical business, sales are expected to trend up, due to higher production supplies. Cracker and polyethylene margins are expected to decline, while a recovery is expected in the butadiene and styrenics businesses.

Group

Confirmed the target of 18% reduction in capex y-o-y on a pro-forma basis, i.e. net of the capex which will be reimbursed in connection with asset disposals.

Cash neutrality: confirmed the organic coverage of capex and dividends at a Brent price of approximately 60 $/bbl in 2017.

Leverage at the end of 2017: projected to decline from 2016 level, also reflecting the expected closing of portfolio transactions, particularly the Mozambique deal.

Business segments operating review

Exploration & Production

Production and prices

IVQ 16			IQ 17	IQ 16	% Ch.
	Production
906	Liquids	kbbl/d	832	890	(6.5)
5,184	Natural gas	mmcf/d	5,254	4,718	11.2
1,856	Hydrocarbons	kboe/d	1,795	1,754	2.3
	Average realizations
44.56	Liquids	$/bbl	48.65	29.69	63.9
3.50	Natural gas	$/kcf	3.60	3.31	9.0
32.95	Hydrocarbons	$/boe	33.42	24.09	38.7

•	In the first quarter of 2017, oil and natural gas production averaged 1,795 kboe/d, up by 2.3% from the same period a year ago, driven by new project start-ups and the ramp-up at fields started up in 2016, mainly in Egypt, Kazakhstan, Norway and Angola, for an overall contribution of 110 kboe/d. These additions were partly offset by planned and unplanned facilities downtime particularly in Nigeria, the United States and Lybia, OPEC production cuts and mature fields declines. When excluding the negative price effect on PSAs contracts and OPEC cuts (overall 55 kboe/d), hydrocarbon production increased by 5.7%.
•	Liquids production (832 kbbl/d) decreased by 58 kbbl/d, or 6.5%. Natural gas production (5,254 mmcf/d) increased by 536 mmcf/d, or 11.2%.

Results

IVQ 16	(€ million)	IQ 17	IQ 16	% Ch.
1,720	Operating profit (loss)	1,628	94	..
(320)	Exclusion of special items	(213)	1
1,400	Adjusted operating profit (loss)	1,415	95	..
123	Net finance (expense) income	56	(58)
77	Net income (expense) from investments	18	4
(741)	Income taxes	(859)	(307)
46.3	tax rate (%)	57.7	..
859	Adjusted net profit (loss)	630	(266)	..
1,871	Capital expenditure	2,706	2,242	20.7

•	In the first quarter of 2017, the Exploration & Production segment reported an adjusted operating profit of €1,415 million, representing an exceptional recovery from the breakeven achieved in the first quarter of 2016. This improvement reflected the upward trend in crude oil prices (with the Brent benchmark up by 59% quarter-on-quarter) and the relative appreciation of Eni’s equity oil compared to market benchmarks, which determined a 64% rise in Eni’s realizations in dollar terms as well as production growth. Gas prices recorded a lower increase than oil prices (up by 9%) reflecting the oversupply in the European markets and time lags in oil-linked formulas. These positives were partly offset by higher write-off of unsuccessful exploration wells (€144 million compared to €35 million in the first quarter of 2016).
•	In the first quarter of 2017, adjusted net profit amounted to €630 million, an improvement of €896 million from the first quarter of 2016. This was due to the robust recovery in operating performance and the normalization of tax rate due to the higher profitability of operations. This, in turn helped to mitigate the relative weight of taxable profit earned under PSA schemes, which are characterized by higher-than-average rates of taxes, as well as of non-deductible expenses.

For the disclosure of the business segment special charges/gains see page 8.

Gas & Power

Sales

IVQ 16			IQ 17	IQ 16	% Ch.
202	PSV	€/kcm	219	153	43.1
182	TTF		195	136	43.4
	Natural gas sales	bcm
10.25	Italy		10.38	10.79	(3.8)
11.73	Rest of Europe		11.53	11.11	3.8
1.15	of which: Importers in Italy		1.04	1.13	(8.0)
10.58	European markets		10.49	9.98	5.1
1.28	Rest of World		1.37	1.39	(1.4)
23.26	Worldwide gas sales		23.28	23.29	(0.0)
9.79	Power sales	Twh	9.37	9.45	(0.8)

•	In the first quarter 2017, natural gas sales were 23.28 bcm, in line with the same period of the previous year. Sales in Italy were down by 3.8% to 10.38 bcm due to lower spot volumes. Sales in the European markets (10.49 bcm) increased by 5.1% mainly in Germany/Austria reflecting higher volumes sold to wholesalers and in Turkey due to higher sales to Botas, partly offset by lower sales in Hungary following the 2016 asset disposal.

•	Power sales (9.37 TWh) were 0.8% lower than the first quarter of 2016, mainly due to lower volumes sold to the middle market.

Results

IVQ 16	(€ million)	IQ 17	IQ 16	% Ch.
5	Operating profit (loss)	214	83	..
(56)	Exclusion of inventory holding (gains) losses	(44)	128
(21)	Exclusion of special items	168	74
(72)	Adjusted operating profit (loss)	338	285	18.6
(1)	Net finance (expense) income	6	2
(8)	Net income (expense) from investments	(1)	5
50	Income taxes	(133)	(128)
..	tax rate (%)	38.8	43.8
(31)	Adjusted net profit (loss)	210	164	28.0
53	Capital expenditure	19	22	(13.6)

•	In the first quarter of 2017, the Gas & Power segment reported an adjusted operating profit of €338 million, an increase of €53 million from the first quarter of 2016. This result reflected better margins due to positive effects of past renegotiations of purchase and supply contracts, as well as cost optimization and the higher profits from trading activities. These positives were partly offset by lower non-recurring gains relating to renegotiations and by unfavorable scenario effects. The adjusted net profit was €210 million, an increase of 28% from the first quarter of 2016.

For the disclosure of the business segment special charges/gains see page 8.

Refining & Marketing and Chemicals

Production and sales

IVQ 16			IQ 17	IQ 16	% Ch.
4.7	Standard Eni Refining Margin (SERM)	$/bbl	4.2	4.2
5.22	Throughputs in Italy	mmtonnes	5.18	5.20	(0.4)
0.75	Throughputs in the rest of Europe		0.64	0.70	(8.6)
5.97	Total throughputs		5.82	5.90	(1.4)
0.06	Green throughputs		0.02	0.04	(50.0)
84.2	Average plant utilization rate	%	85.5	85.6	(0.1)
	Marketing
2.08	Retail sales	mmtonnes	2.00	2.00
1.47	Retail sales in Italy		1.42	1.37	3.6
0.61	Retail sales in the rest of Europe		0.58	0.63	(7.9)
24.4	Retail market share in Italy	%	24.8	23.8
2.92	Wholesale sales	mmtonnes	2.36	2.55	(7.5)
2.08	Wholesale sales in Italy		1.68	1.84	(8.7)
0.84	Wholesale sales in the rest of Europe		0.68	0.71	(4.2)
	Chemicals
1,336	Production of petrochemical products	ktonnes	1,525	1,438	6.1

•	In the first quarter of 2017, the Eni’s Standard Refining Margin – SERM – was unchanged from the first quarter of 2016, at a level of 4.2 $/barrel due to stable relative prices of products compared to the cost of the petroleum feedstock.

•	Eni refining throughputs were 5.82 mmtonnes, down by 1.4% from the first quarter of 2016, due to lower volumes processed outside Italy following a planned shutdown at the Bayern Oil refinery in Germany. In Italy, refining throughputs were barely unchanged due to the better performance of the Taranto plant, which offset the impact of the technical inconvenience at the Sannazzaro refinery. Volumes of biofuels produced at the Venice Green Refinery decreased by 50% y-o-y due to a planned standstill in the first quarter of 2017.

•	Retail sales in Italy of 1.42 mmtonnes increased by 3.6% in a stable consumptions environment, benefitting from effective marketing actions. Eni’s retail market share was 24.8% (23.8% in the first quarter of 2016).

Wholesale sales in Italy were 1.68 mmtonnes, down by 8.7% compared to the corresponding period of 2016: lower volumes of gasoil, gasoline and fuel oil were partly offset by higher sales of jet fuel and LPG.

Retail and wholesale sales in the rest of Europe decreased by 6% compared to the same period of the previous year mainly due to the disposal of certain operations in Eastern Europe.

•	Petrochemical production of 1,525 ktonnes increased by 6.1% reflecting better plant performance.

Results

IVQ 16	(€ million)	IQ 17	IQ 16	% Ch.
168	Operating profit (loss)	364	48	..
(181)	Exclusion of inventory holding (gains) losses	(199)	63
88	Exclusion of special items	24	66
75	Adjusted operating profit (loss)	189	177	6.8
68	of which: Refining & Marketing	66	66
7	Chemicals	123	111	10.8
1	Net finance (expense) income		1
9	Net income (expense) from investments	10	20
(35)	Income taxes	(71)	(54)
41.2	tax rate (%)	35.7	27.3
50	Adjusted net profit (loss)	128	144	(11.1)
303	Capital expenditure	100	85	17.6

•	In the first quarter of 2017, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €189 million, up by 6.8% from the first quarter of 2016.

The Refining & Marketing business reported an adjusted operating profit of €66 million, in line with the first quarter of 2016. The break-even margin was lower than 4 $/barrel, notwithstanding the shutdown of the EST plant at the Sannazzaro refinery. Lower results at the Venice green refinery, following a planned standstill, were offset by the positive performance in the oxygenates business and in the portfolio supply activities. Marketing activities reported improved results compared to the last year.

The Chemical business reported an adjusted operating profit of €123 million, up by 10.8% from the first quarter of 2016. The improvement was driven by higher volumes and the restructuring plan executed in recent years, which allowed the business to fully capture favorable trends in certain market segments, particularly in the butadiene market due to global shortage of this commodity. Those positives were partly offset by lower cracker and polyetilene margins. Sales volumes increased by approximately 3% driven by products shortage due to a number of shutdowns at steam crackers and butadiene plants worldwide, as well as to higher production supplies.

•	Adjusted net profit of €128 million declined by €16 million from the same period of the previous year due to an increased tax rate.

For the disclosure on the business segment special charges see page 8.

Group results

IVQ 16	(€ million)	IQ 17	IQ 16	% Ch.
15,807	Net sales from operations - continuing operations	18,047	13,344	35.2
1,640	Operating profit (loss) - continuing operations	2,111	105	..
(237)	Exclusion of inventory holding (gains) losses	(259)	329	..
(117)	Exclusion of special items(a)	(18)	149	..
1,286	Adjusted operating profit (loss) - continuing operations	1,834	583	..
	Breakdown by segment:
1,400	Exploration & Production	1,415	95	..
(72)	Gas & Power	338	285	18.6
75	Refining & Marketing and Chemicals	189	177	6.8
(118)	Corporate and other activities	(115)	(90)	(27.8)
1	Impact of unrealized intragroup profit elimination and other consolidation adjustments(b)	7	116

340	Net profit (loss) attributable to Eni's shareholders - continuing operations	965	(383)	..
(162)	Exclusion of inventory holding (gains) losses	(186)	224
281	Exclusion of special items(a)	(35)	161
459	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations	744	2	..
340	Net profit (loss) attributable to Eni's shareholders	965	(796)	..
340	Net profit (loss) attributable to Eni's shareholders - continuing operations	965	(383)	..
	Net profit (loss) attributable to Eni's shareholders - discontinued operations		(413)	..

(a) For further information see “Breakdown of special items”.

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Adjusted results

•	In the first quarter of 2017 Eni tripled consolidated adjusted operating profit at €1.83 billion compared to the first quarter of 2016 (up by €1.25 billion). The improvement was driven by a robust performance in the E&P business which increased operating profit by €1.32 billion. This strong performance was driven by a recovery in crude oil prices with the Brent benchmark up by 59%, as well as an increase in production. The mid and downstream business segments improved or confirmed the operating profit levels of the first quarter of 2016, despite a neutral or unfavorable trading environment, due to the restructuring initiatives executed in the last years, long-term gas contract renegotiations, cost efficiencies and optimization gains.
•	Adjusted net profit of €0.74 billion represented the best quarter performance recorded in the last two years. This improvement compares strongly to the break-even results recorded in the first quarter of 2016 and was driven by a better operating performance and a reduced tax rate. The latter came in at approximately 57% and it normalized from year-ago levels due to a stronger oil price scenario, which reduced the relative incidence on taxable profit of results under PSA schemes, characterized by higher-than-average rates of taxes, and of certain non-deductible expenses.

Special items

The break-down by segment of special items of the operating profit (a net gains of €18 million) is:

•	E&P: net gains of €213 million, mainly composed of: a gain on the disposal of a 10% interest in the Zohr asset (€339 million), a risk provision for an arbitration with a supplier (€84 million) and other charges (€35 million).
•	G&P: net charges of €168 million composed of: the effects of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (€188 million), a charge of €8 million to align the doubtful credit allowance of the retail G&P business (included in the G&P reportable segment) to the “expected loss” accounting model replacing the criteria of the incurred loss in the evaluation of the recoverability of trade receivables, and finally provisions for redundancy incentives (€2 million). The G&P adjusted operating result of the period also includes the negative balance of €14 million related to derivative financial instruments entered into to manage margin exposure to movements in foreign currency exchange rates and exchange translation differences of commercial payables and receivables.

•	R&M and Chemicals: net charges of €24 million mainly composed of: the write down of capital expenditure relating to certain Cash Generating Units in the R&M business, which were impaired in previous reporting periods and continued to lack any prospects of profitability (€19 million); environmental provisions (€7 million) and provisions for redundancy incentives (€2 million), as well as the effects of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (€11 million).

Non-operating special items included the tax effects related to the operating special items and the provision on a tax claim in a foreign jurisdiction for a total negative effect on net profit of €35 million.

Reported results

Net profit attributable to Eni’s shareholders was €965 million for the first quarter of 2017 compared to a loss from continuing operations of €383 million in the first quarter of 2016 (net loss attributable to Eni's shareholders in the first quarter 2016 included a loss in the discontinued operations of €413 million relating to the closing of the Saipem deal, in particular the impairment taken to align the book value of Eni’s retained interest in Saipem to its fair value). The 2017 performance was driven by a robust E&P operating performance (up by €1.53 billion) boosted by an ongoing recovery in Brent prices (the Brent benchmark was up by 59%), as well as the capital gain recorded on the disposal of a 10% interest in the Zohr asset (€339 million). The increase also reflected a normalized tax rate (equal to approximately 52 percentage points) due to an improved profitability that reduced the concentration of taxable profit in PSA contracts, which bear higher-than average rates of tax, and incidence of certain non-deductible expenses.

Net borrowings and cash flow from operations

IVQ 16	(€ million)	IQ 17	IQ 16	Change
341	Net profit (loss) - continuing operations	967	(380)	1,347
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,740	- depreciation, depletion and amortization and other non monetary items	2,056	1,892	164
(11)	- net gains on disposal of assets	(343)	(18)	(325)
749	- dividends, interests and taxes	1,146	440	706
1,455	Changes in working capital related to operations	(924)	226	(1,150)
(1,026)	Dividends received, taxes paid, interests (paid) received	(970)	(790)	(180)
3,248	Net cash provided by operating activities	1,932	1,370	562
(2,250)	Capital expenditure	(2,831)	(2,455)	(376)
(6)	Investment and purchase of consolidated subsidiaries and businesses	(36)	(1,124)	1,088
33	Disposal of consolidated subsidiaries, businesses tangible and intangible assets and investments	557	805	(248)
614	Other cash flow related to capital expenditure, investments and disposals	185	(39)	224
1,639	Free cash flow	(193)	(1,443)	1,250
42	Borrowings (repayment) of debt related to financing activities	(160)	5,987	(6,147)
(798)	Changes in short and long-term financial debt	150	(3,702)	3,852
(33)	Dividends paid and changes in non-controlling interests and reserves
22	Effect of changes in consolidation, exchange differences and cash and cash equivalent related to discontinued operations	(6)	(22)	16
872	NET CASH FLOW	(209)	820	(1,029)

Change in net borrowings
IVQ 16	(€ million)	IQ 17	IQ 16	Change
1,639	Free cash flow	(193)	(1,443)	1,250
	Net borrowings of divested companies		5,818	(5,818)
(374)	Exchange differences on net borrowings and other changes	38	274	(236)
(33)	Dividends paid and changes in non-controlling interest and reserves
1,232	CHANGE IN NET BORROWINGS	(155)	4,649	(4,804)

•     As of March 31, 2017, net borrowings2 were €14.93 billion, almost unchanged compared to December 31, 2016 (up by a modest €0.155 billion).

•     Cash flow from operating activities amounted to €1.93 billion, or €2.60 billion when excluding changes in working capital at replacement cost. Gains from disposal (€0.56 billion) related to the closing of the sale of a 10% stake of Zohr to BP. The total consideration includes the reimbursement of capex borne by Eni since January 1, 2016 (the 2017 amount being $64 million). Approximately 50% of the cash consideration will be cashed-in by tranches. Other inflows relating to investing activities amounted to €0.6 billion. These inflows almost completely covered capital expenditure for the period (€2.83 billion), which peaked in the quarter because of the upcoming conclusion of certain relevant projects starting from 2017. On a pro-forma basis, i.e. excluding the share of capex to be borne by the operators who purchased interests in certain Group exploration assets under development (namely in Egypt and Mozambique) with retroactive economic effects, the capex share of which will be reimbursed to Eni at the closing of the underlying transactions, capex for the first quarter would be €2.42 billion.

Cash flow from operations was also influenced by a lower level of receivables due beyond the end of the reporting period, being sold to financing institutions compared to the amount sold at the end of the previous reporting period (approximately €0.2 billion).

Summarized Group Balance Sheet

(€ million)	March 31, 2017	Dec. 31, 2016	Change

Fixed assets	79,571	79,729	(158)
Net working capital
Inventories	4,728	4,637	91
Trade receivables	12,456	11,186	1,270
Trade payables	(11,163)	(11,038)	(125)
Tax payables and provisions for, net deferred tax liabilities	(4,125)	(3,073)	(1,052)
Provisions	(13,960)	(13,896)	(64)
Other current assets and liabilities	1,301	1,171	130
	(10,763)	(11,013)	250
Provisions for employee post-retirements benefits	(862)	(868)	6
Assets held for sale including related liabilities	118	14	104
CAPITAL EMPLOYED, NET	68,064	67,862	202

Eni's shareholders equity	53,081	53,037	44
Non-controlling interest	52	49	3
Shareholders' equity	53,133	53,086	47
Net borrowings	14,931	14,776	155
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	68,064	67,862	202
Leverage	0.28	0.28

•     As of March 31, 2017, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage3 – was to 0.28, unchanged compared to 0.28 as of December 31, 2016. Total equity increased by €47 million, driven by the result of the period, offset by unfavorable foreign currency translation differences (€0.7 billion) and the negative change in the cash flow hedge reserve (down by €0.3 billion). Foreign currency differences relating to net borrowings were negative for €0.1 billion.

2 Details on net borrowings are furnished on page 19.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Non-GAAP measures” of this press release. See pages 12 and subsequent.

Other information, basis of presentation and disclaimer

Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries. Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of March 31, 2017, Eni’s subsidiaries - Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd, Eni Ghana Exploration and Production Ltd and Eni Suisse SA – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

This press release on the results of the first quarter 2017 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results each quarter. Results and cash flow are presented for the first quarter of 2017, for the first quarter and the fourth quarter of 2016. Information on the Company’s financial position relates to end of the periods as of March 31, 2017, and December 31, 2016. Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2016 Annual report on form 20-F filed with the US SEC on March 22, 2017, which investors are urged to read.

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the first quarter 2017 (unaudited) is also available on Eni’s website eni.com.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of non-GAAP financial measures under IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which affect industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the actual performance:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; in this respect, from the reporting period 2017 special items comprise an adjustment to align the doubtful credit allowance of the retail G&P business (included in the G&P reportable segment) to the “expected loss” accounting model replacing the criteria of the incurred loss in the evaluation of the recoverability of trade receivables. The new criterion will be adopted in GAAP accounts effective January 1, 2018. This result adjustment is consistent with management assessment of this business performance and improves the correlation between revenues and costs incurred in the period with respect to the current accounting method; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Adjusted cash flow

Adjusted cash flow is defined as net cash provided from operating activities before changes in working capital at replacement cost.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables

(issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

(€ million)
First Quarter 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,628	214	364	(118)	23	2,111
Exclusion of inventory holding (gains) losses		(44)	(199)		(16)	(259)
Exclusion of special items:
environmental charges			7			7
impairments losses (impairment reversals), net			19	1		20
net gains on disposal of assets	(343)					(343)
risk provisions	84					84
provision for redundancy incentives	2	2	2			6
commodity derivatives		188	(11)			177
exchange rate differences and derivatives	9	(14)	(1)			(6)
other	35	(8)	8	2		37
Special items of operating profit (loss)	(213)	168	24	3		(18)
Adjusted operating profit (loss)	1,415	338	189	(115)	7	1,834
Net finance (expense) income (a)	56	6		(207)		(145)
Net income (expense) from investments (a)	18	(1)	10	15		42
Income taxes (a)	(859)	(133)	(71)	78		(985)
Tax rate (%)	57.7	38.8	35.7			56.9
Adjusted net profit (loss)	630	210	128	(229)	7	746
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						744
Reported net profit (loss) attributable to Eni's shareholders						965
Exclusion of inventory holding (gains) losses						(186)
Exclusion of special items						(35)
Adjusted net profit (loss) attributable to Eni's shareholders						744

(a) Excluding special items.

(€ million)
First Quarter 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	DISCONTINUED OPERATIONS	CONTINUING OPERATIONS
Reported operating profit (loss)	94	83	48	(98)	(22)	105		105
Exclusion of inventory holding (gains) losses		128	63		138	329		329
Exclusion of special items:
environmental charges			23			23		23
impairments losses (impairment reversals), net			13	4		17		17
impairment of exploration projects	7					7		7
provision for redundancy incentives	1		4	2		7		7
commodity derivatives	4	103	26			133		133
exchange rate differences and derivatives		(39)	(3)			(42)		(42)
other	(11)	10	3	2		4		4
Special items of operating profit (loss)	1	74	66	8		149		149
Adjusted operating profit (loss)	95	285	177	(90)	116	583		583
Net finance (expense) income (a)	(58)	2	1	(34)		(89)		(89)
Net income (expense) from investments (a)	4	5	20	(7)		22		22
Income taxes (a)	(307)	(128)	(54)	16	(38)	(511)		(511)
Tax rate (%)	..	43.8	27.3			99.0		99.0
Adjusted net profit (loss)	(266)	164	144	(115)	78	5		5
of which:
- Adjusted net profit (loss) of non-controlling interest						3		3
- Adjusted net profit (loss) attributable to Eni's shareholders						2		2
Reported net profit (loss) attributable to Eni's shareholders						(796)	413	(383)
Exclusion of inventory holding (gains) losses						224		224
Exclusion of special items						574	(413)	161
Adjusted net profit (loss) attributable to Eni's shareholders						2		2

(a) Excluding special items.

(€ million)
Fourth Quarter 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,720	5	168	(254)	1	1,640
Exclusion of inventory holding (gains) losses		(56)	(181)			(237)
Exclusion of special items:
environmental charges		1	18	9		28
impairments losses (impairment reversals), net	(789)	81	40	28		(640)
net gains on disposal of assets	(3)		(3)			(6)
risk provisions	(1)	17	27			43
provision for redundancy incentives	19	3	7	4		33
commodity derivatives		(265)	(14)			(279)
exchange rate differences and derivatives	(1)	33	5			37
other	455	109	8	95		667
Special items of operating profit (loss)	(320)	(21)	88	136		(117)
Adjusted operating profit (loss)	1,400	(72)	75	(118)	1	1,286
Net finance (expense) income (a)	123	(1)	1	(391)		(268)
Net income (expense) from investments (a)	77	(8)	9	4		82
Income taxes (a)	(741)	50	(35)	81	5	(640)
Tax rate (%)	46.3	..	41.2			58.2
Adjusted net profit (loss)	859	(31)	50	(424)	6	460
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						459
Reported net profit (loss) attributable to Eni's shareholders						340
Exclusion of inventory holding (gains) losses						(162)
Exclusion of special items						281
Adjusted net profit (loss) attributable to Eni's shareholders						459

(a) Excluding special items.

Breakdown of special items4

IVQ 16	(€ million)	IQ 17	IQ 16
28	Environmental charges	7	23
(640)	Impairments losses (impairment reversals), net	20	17
	Impairment of exploration projects		7
(6)	Net gains on disposal of assets	(343)
43	Risk provisions	84
33	Provisions for redundancy incentives	6	7
(279)	Commodity derivatives	177	133
37	Exchange rate differences and derivatives	(6)	(42)
667	Other	37	4
(117)	Special items of operating profit (loss)	(18)	149
56	Net finance (income) expense	6	96
	of which:
(37)	- exchange rate differences and derivatives reclassified to operating profit (loss)	6	42
362	Net income (expense) from investments	(2)	365
	of which:
(5)	- gains on disposal of assets
415	- impairments/revaluation of equity investments		365
(20)	Income taxes	(21)	(36)
	of which:
122	- net impairment of deferred tax assets of Italian subsidiaries
6	- net impairment of deferred tax assets of upstream business outside Italy
(148)	- taxes on special items of operating profit (outside Italy) and other special items	(21)	(36)
281	Total special items of net profit (loss)	(35)	574

	Attributable to:
	- Non-controlling interest
281	- Eni's shareholders	(35)	574

4 For further details on impairments and reversals of continuing operations, see the following page.

Analysis of Profit and Loss account items of continuing operations

Net sales from operations

IVQ 16	(€ million)	IQ 17	IQ 16	Ch.%
4,855	Exploration & Production	4,950	3,356	47.5
11,986	Gas & Power	13,942	10,030	39.0
5,125	Refining & Marketing and Chemicals	5,515	3,869	42.5
4,141	- Refining & Marketing	4,294	2,916	47.3
1,082	- Chemicals	1,346	1,019	32.1
(98)	- Consolidation adjustment	(125)	(66)
391	Corporate and other activities	348	310	12.3
(6,550)	Consolidation adjustments	(6,708)	(4,221)
15,807		18,047	13,344	35.2

Operating expenses

IVQ 16	(€ milion)	IQ 17	IQ 16	Ch.%
12,346	Purchases, services and other	13,619	10,651	27.9
87	of which: - other special items	91	23
741	Payroll and related costs	784	808	(3.0)
33	of which: - provision for redundancy incentives and other	6	7
13,087		14,403	11,459	25.7

DD&A, impairments, reversals and write-off

IVQ 16	(€ million)	IQ 17	IQ 16	Ch.%
1,757	Exploration & Production	1,646	1,624	1.4
92	Gas & Power	89	86	3.5
106	Refining & Marketing and Chemicals	89	96	(7.3)
95	- Refining & Marketing	75	88	(14.8)
11	- Chemicals	14	8	75.0
17	Corporate and other activities	16	19	(15.8)
(7)	Impact of unrealized intragroup profit elimination	(7)	(7)
1,965	Total depreciation, depletion and amortization	1,833	1,818	0.8
(656)	Impairment losses (impairment reversals), net	20	17	..
1,309	Depreciation, depletion, amortization, impairments and reversals	1,853	1,835	1.0
212	Write-off	144	35	..
1,521		1,997	1,870	6.8

IVQ 16	(€ million)	IQ 17	IQ 16
849	Asset impairment	20	17
(1,505)	Impairment reversals
(656)	Sub-total	20	17
16	Impairment of losses on receivables related to non recurring activities
(640)	Impairments losses (impairment reversals), net	20	17

Income (expense) from investments

(€ million)
First Quarter 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of gains (losses) from equity-accounted investments	13	(1)	2	15	29
Dividends	3		8		11
Other income (expense), net	2		2		4
	18	(1)	12	15	44

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Mar 31, 2016	(€ million)	Mar. 31, 2017	Dec. 31, 2016	Change vs. Dec. 31, 2016
23,929	Total debt	27,285	27,239	46
4,485	Short-term debt	7,060	6,675	385
19,444	Long-term debt	20,225	20,564	(339)
(6,029)	Cash and cash equivalents	(5,465)	(5,674)	209
(5,007)	Securities held for trading and other securities held for non-operating purposes	(6,410)	(6,404)	(6)
(671)	Financing receivables held for non-operating purposes	(479)	(385)	(94)
12,222	Net borrowings	14,931	14,776	155
52,879	Shareholders' equity including non-controlling interest	53,133	53,086	47
0.23	Leverage	0.28	0.28

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on March 31, 2017

(€ million)
Issuing entity	Amount at March 31, 2017 (a)
Eni SpA	3,626
Eni Finance International SA	103

3,729

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the first quarter of 2017 (guaranteed by Eni Spa)

Issuing entity	Nominal amount (€ million)	Currency	Amount at March 31, 2017 (a) (€ million)	Maturity	Rate	%

Eni SpA	750	EUR	745	2027	fixed	1.500

	750		745
(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

(€ million)
	Mar. 31, 2017	Dec. 31, 2016
ASSETS
Current assets
Cash and cash equivalents	5,465	5,674
Other financial activities held for trading	6,172	6,166
Other financial assets available for sale	238	238
Trade and other receivables	19,429	17,593
Inventories	4,728	4,637
Current tax assets	366	383
Other current tax assets	519	689
Other current assets	1,403	2,591
	38,320	37,971
Non-current assets
Property, plant and equipment	70,703	70,793
Inventory - compulsory stock	1,279	1,184
Intangible assets	3,262	3,269
Equity-accounted investments	4,057	4,040
Other investments	276	276
Other financial assets	1,859	1,860
Deferred tax assets	3,783	3,790
Other non-current assets	1,403	1,348
	86,622	86,560
Assets held for sale	261	14
TOTAL ASSETS	125,203	124,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,778	3,396
Current portion of long-term debt	4,282	3,279
Trade and other payables	17,063	16,703
Income taxes payable	526	426
Other taxes payable	2,186	1,293
Other current liabilities	1,736	2,599
	28,571	27,696
Non-current liabilities
Long-term debt	20,225	20,564
Provisions for contingencies	13,960	13,896
Provisions for employee benefits	862	868
Deferred tax liabilities	6,569	6,667
Other non-current liabilities	1,740	1,768
	43,356	43,763
Liabilities directly associated assets held for sale	143

TOTAL LIABILITIES	72,070	71,459
SHAREHOLDERS' EQUITY
Non-controlling interest	52	49
Eni shareholders' equity:
Share capital	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(41)	189
Other reserves	48,733	52,329
Treasury shares	(581)	(581)
Interim dividend		(1,441)
Net profit (loss)	965	(1,464)
Total Eni shareholders' equity	53,081	53,037
TOTAL SHAREHOLDERS' EQUITY	53,133	53,086
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	125,203	124,545

GROUP PROFIT AND LOSS ACCOUNT

IVQ 16	(€ million)	IQ 17	IQ 16
	REVENUES
15,807	Net sales from operations	18,047	13,344
347	Other income and revenues	485	207
16,154	Total revenues	18,532	13,551
	OPERATING EXPENSES
12,346	Purchases, services and other	13,619	10,651
741	Payroll and related costs	784	808
94	Other operating (expense) income	(21)	(117)
1,965	Depreciation, Depletion and Amortization	1,833	1,818
(656)	Impairment Losses (Impairment reversals), net	20	17
212	Write-Off	144	35
1,640	OPERATING PROFIT (LOSS)	2,111	105
	FINANCE INCOME (EXPENSE)
1,898	Finance income	1,326	1,833
(1,920)	Finance expense	(1,498)	(2,077)
68	Income (expense) from other financial activities held for trading	1	(37)
(370)	Derivative financial instruments	20	146
(324)		(151)	(135)
	INCOME (EXPENSE) FROM INVESTMENTS
(199)	Share of profit (loss) of equity-accounted investments	29	55
(81)	Other gain (loss) from investments	15	(35)
(280)		44	20
1,036	PROFIT (LOSS) BEFORE INCOME TAXES	2,004	(10)
(695)	Income taxes	(1,037)	(370)
341	Net profit (loss) - continuing operations	967	(380)
	Net profit (loss) - discontinued operations		(413)
341	Net profit (loss)	967	(793)
	Eni's shareholders:
340	- continuing operations	965	(383)
	- discontinued operations		(413)
340		965	(796)
	Non controlling interest
1	- continuing operations	2	3
	- discontinued operations
1		2	3
	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.09	- basic	0.27	(0.22)
0.09	- diluted	0.27	(0.22)
	Net profit (loss) per share - continuing operations attributable to Eni's shareholders (€ per share)
0.09	- basic	0.27	(0.11)
0.09	- diluted	0.27	(0.11)

COMPREHENSIVE INCOME

(€ million)	IQ 17	IQ 16
Net profit (loss)	967	(793)
Items that may be reclassified to profit in later periods
Currency translation differences	(718)	(1,864)
Change in the fair value of cash flow hedging derivatives	(304)	(44)
Share of "Other comprehensive income" on equity-accounted entities	18	40
Taxation	74	12

Total other items of comprehensive income (loss)	(930)	(1,856)
Total comprehensive income (loss)	37	(2,649)
attributable to:
Eni's shareholders	35	(2,652)
- continuing operations	35	(2,239)
- discontinued operations		(413)
Non-controlling interest	2	3
- continuing operations	2	3
- discontinued operations

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2016:		57,409
Total comprehensive income (loss)	(2,649)
Deconsolidation of Saipem's non-controlling interest	(1,872)
Other changes	(9)
Total changes		(4,530)
Shareholders' equity at Mar. 31, 2016:		52,879
attributable to:
- Eni's shareholders		52,832
- Non-controlling interest		47
Shareholders' equity at January 1, 2017:		53,086
Total comprehensive income (loss)	37
Other changes	10
Total changes		47
Shareholders' equity at Mar. 31, 2017:		53,133
attributable to:
- Eni's shareholders		53,081
- Non-controlling interest		52

GROUP CASH FLOW STATEMENT

IVQ 16	(€ million)	IQ 17	IQ 16
341	Net profit (loss) - continuing operations	967	(380) (*)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,965	Depreciation, depletion and amortization	1,833	1,818
(656)	Impairment losses (impairment reversals), net	20	17
212	Write-off	144	35
199	Share of (profit) loss of equity-accounted investments	(29)	(55)
(11)	Gain on disposal of assets, net	(343)	(18)
(66)	Dividend income	(11)	(22)
(41)	Interest income	(48)	(68)
161	Interest expense	168	160
695	Income taxes	1,037	370
20	Other changes	91	70
	Changes in working capital:
(145)	- inventories	(219)	530
(648)	- trade receivables	(1,501)	(189)
1,827	- trade payables	257	13
(280)	- provisions for contingencies	47	(1,076)
701	- other assets and liabilities	492	948
1,455	Cash flow from changes in working capital	(924)	226
	Net change in the provisions for employee benefits	(3)	7
83	Dividends received	4	5
70	Interest received	8	45
(360)	Interest paid	(184)	(226)
(819)	Income taxes paid, net of tax receivables received	(798)	(614)
3,248	Net cash provided by operating activities	1,932	1,750
	Investing activities:
(2,185)	- tangible assets	(2,727)	(2,441)
(65)	- intangible assets	(104)	(14)
(6)	- investments	(36)	(1,124)
(53)	- securities	(65)	(70)
(268)	- financing receivables	(320)	(286)
42	- change in payables in relation to investments and capitalized depreciation	495	(72)
(2,535)	Cash flow from investments	(2,757)	(4,007)
	Disposals:
7	- tangible assets	557	1
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		(426)
26	- investments		341
4	- securities		7
777	- financing receivables	215	6,337
154	- change in receivables in relation to disposals	(300)	32
968	Cash flow from disposals	472	6,292
(1,567)	Net cash used in investing activities (*)	(2,285)	2,285
(*) From continuing operations.

GROUP CASH FLOW STATEMENT (continued)

IVQ 16	(€ million)	IQ 17	IQ 16
272	Increase in long-term debt	753	211
(143)	Repayments of long-term debt	(67)	(1,849)
(927)	Increase (decrease) in short-term debt	(536)	(2,064)
(798)		150	(3,702)
(33)	Dividends paid to Eni's shareholders
(831)	Net cash used in financing activities	150	(3,702)
(4)	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	5
	Effect of cash and cash equivalents relating to discontinued operations		889
26	Effect of exchange rate changes on cash and cash equivalents and other changes	(11)	(22)
872	Net cash flow for the period	(209)	820
4,802	Cash and cash equivalents - beginning of the period (excluding discontinued operations)	5,674	5,209
5,674	Cash and cash equivalents - end of the period (excluding discontinued operations)	5,465	6,029

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

IVQ 16		IQ 17	IQ 16
42	Net cash flow from financing activities	(160)	5,987

SUPPLEMENTAL INFORMATION

IVQ 16	(€ million)	IQ 17	IQ 16
	Effect of disposals of consolidated subsidiaries and businesses
	Current assets		6,493
1	Non-current assets		8,541
	Net borrowings		(5,390)
	Current and non-current liabilities		(6,303)
1	Net effect of disposals		3,341
	Current value of residual interests following the loss of control		(1,006)
(1)	Gains (losses) on disposal
	Non-controlling interest		(1,872)
	Selling price		463
	less:
	Cash and cash equivalents disposed of		(889)
	Cash flow on disposals		(426)

Capital expenditure

IVQ 16	(€ million)	IQ 17	IQ 16	% Ch.
1,916	Exploration & Production	2,771	2,297	20.6
	- acquisition of proved and unproved properties		2
45	- g&g costs	65	55	18.2
134	- exploration	199	90	..
1,725	- development	2,495	2,122	17.6
12	- other expenditure	12	28	(57.1)
53	Gas & Power	19	22	(13.6)
303	Refining & Marketing and Chemicals	100	85	17.6
184	- Refining & Marketing	68	49	38.8
119	- Chemicals	32	36	(11.1)
26	Corporate and other activities	7	9	(22.2)
(3)	Impact of unrealized intragroup profit elimination	(1)	97
2,295	Capital expenditure - continuing operations	2,896	2,510	15.4
45	Cash out in net cash flow from operating activities	65	55	18.2
2,250	Cash out in net cash flow from investment activities	2,831	2,455	15.3

In the first quarter of 2017, capital expenditure amounted to €2,831 million (€2,455 million in the first quarter of 2016) and mainly related to:

- development activities (€2,495 million) deployed mainly in Egypt, Angola, Ghana, Iraq, Indonesia and Congo. Exploratory activities (€199 million) concerned mainly Cyprus, Libya, Norway and Egypt;

- refining activity in Italy and outside Italy (€55 million) aimed at plants improvement, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€13 million);

- initiatives relating to gas marketing (€14 million) as well as initiatives to improve flexibility and upgrade combined-cycle power plants (€5 million).

Cash-outs comprised in net cash from operating activities relate to geological and geophysical studies as part of the exploration activities, which are charged to expenses.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IVQ 16			IQ 17	IQ 16
1,856	Production of oil and natural gas (a) (b)	(kboe/d)	1,795	1,754
159	Italy		154	154
240	Rest of Europe		202	190
680	North Africa		707	616
334	Sub-Saharan Africa		302	343
133	Kazakhstan		142	118
103	Rest of Asia		93	132
184	America		172	178
23	Australia and Oceania		23	23
161.1	Production sold (a)	(mmboe)	151.3	151.5

PRODUCTION OF LIQUIDS BY REGION
IVQ 16			IQ 17	IQ 16
906	Production of liquids (a)	(kbbl/d)	832	890
67	Italy		65	61
140	Rest of Europe		107	89
241	North Africa		225	244
237	Sub-Saharan Africa		215	260
78	Kazakhstan		87	67
58	Rest of Asia		51	81
82	America		79	86
3	Australia and Oceania		3	2

PRODUCTION OF NATURAL GAS BY REGION
IVQ 16			IQ 17	IQ 16
5,184	Production of natural gas (a) (b)	(mmcf/d)	5,254	4,718
504	Italy		484	511
543	Rest of Europe		513	548
2,394	North Africa		2,629	2,032
527	Sub-Saharan Africa		479	453
301	Kazakhstan		302	279
247	Rest of Asia		226	278
555	America		509	502
113	Australia and Oceania		112	115

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (476 and 428 mmcf/d in the first quarter 2017 and 2016, respectively and 556 mmcf/d in the fourth quarter 2016).

Gas & Power

Natural gas sales by market

IVQ 16	(bcm)	IQ 17	IQ 16	% Ch.
10.25	ITALY	10.38	10.79	(3.8)
2.55	- Wholesalers	2.96	2.26	31.0
2.63	- Italian exchange for gas and spot markets	1.77	2.90	(39.0)
1.19	- Industries	1.14	1.14
0.44	- Medium-sized enterprises and services	0.36	0.66	(45.5)
0.25	- Power generation	0.22	0.21	4.8
1.53	- Residential	2.34	2.09	12.0
1.66	- Own consumption	1.59	1.53	3.9
13.01	INTERNATIONAL SALES	12.90	12.50	3.2
11.73	Rest of Europe	11.53	11.11	3.8
1.15	- Importers in Italy	1.04	1.13	(8.0)
10.58	- European markets	10.49	9.98	5.1
1.52	Iberian Peninsula	1.25	1.38	(9.4)
1.84	Germany/Austria	1.99	1.37	45.3
1.63	Benelux	1.57	1.94	(19.1)
	Hungary		0.73	..
0.95	UK	0.68	0.37	83.8
1.98	Turkey	2.18	1.59	37.1
2.46	France	2.52	2.23	13.0
0.20	Other	0.30	0.37	(18.9)
1.28	Rest of World	1.37	1.39	(1.4)
23.26	WORLDWIDE GAS SALES	23.28	23.29	(0.0)

Eni’s Board of Directors: confirmed the Officer in charge of preparing financial reports and the Head of Internal Audit

Rome, 10 May 2017 – Eni's Board of Directors yesterday confirmed, following the favourable opinion of the Board of Statutory Auditors and the consultation with the Nomination Committee, Massimo Mondazzi as Officer in charge of preparing Company's financial reports pursuant to art. 154-bis of legislative decree no.58/1998. Furthermore, the Board re-confirmed, following the favourable opinion of the Control and Risk Committee and the consultation with the Board of Statutory Auditors and the Nomination Committee, Marco Petracchini as Head of Internal Audit.

The biographies of the Officer in charge of preparing the Company's financial reports and of the Head of Internal Audit are available on www.eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni’s Board of Directors confirmed the members of the Watch Structure

San Donato Milanese (MI), 25 May 2017 – Eni's Board of Directors today confirmed, following the consultation with the Nomination Committee and the opinion of the Board of Statutory Auditors, the following members of the Watch Structure pursuant to legislative decree no. 231 of 2001: Attilio Befera, external member as Chairman; Ugo Draetta and Claudio Varrone external members; Marco Bollini, Senior Executive Vice President Legal Affairs, Luca Franceschini, Executive Vice President Integrated Compliance, Marco Petracchini, Senior Executive Vice President Internal Audit and Domenico Noviello, Executive Vice President Labour Law and Dispute, as internal members.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni/Report on payments to governments

Report on payments to governments

2	Introduction

2	Eni’s upstream activity

4	Basis of preparation

8	Report on payments to governments

9	Europe

14	Africa

19	Americas

21	Asia

24	Australia and Oceania

25	Report on payments to governments – Eni SpA

27	Independent limited assurance report

29	Report on payments to governments including information provided on a voluntary basis

Approved by Eni Board of Directors on May 25, 2017

Eni/Report on payments to governments

Introduction

This Report on Payments to Governments made by the parent company Eni SpA, its consolidated subsidiaries and its proportionally-consolidated entities (hereinafter all together referred to as “Eni” or “Eni Group”) for the year 2016 complies with Eni’s reporting obligations required under “Chapter I” of the Italian Legislative Decree N° 139 of August 18, 2015, which enacted Directive 2013/34/EU (the EU Accounting Directive (2013)). The obligation to prepare and publish such a Report on payments involves “large undertakings”1 as well as “public-interest entities”2, which engage in the exploration, prospection, discovery, development and extraction of minerals, oil, natural gas and other natural resources. In addition to the obligation to report on an individual basis, the regulation requires to prepare a consolidated report, which is due to include payments made both by the parent company and such subsidiary undertakings, which individually engages in the extractive industry. The consolidated statement waives the EU-based subsidiary undertakings from the requirement to report on an individual basis. The consolidation scope is defined by the accounting rules applied by the parent company in preparing the statutory consolidated financial statements in accordance to IFRS.

The consolidated report is provided on pages 8-24. The individual report on payments of the parent company Eni SpA is provided on pages 25-26.

This Report is available for download from www.eni.com, under the section “Publications”.

Eni’s upstream activity

Eni engages in oil and natural gas exploration, development and extractive activities in 44 countries, mainly in Italy, Algeria, Angola, Congo, Egypt, Ghana, Iraq, Libya, Mozambique, Nigeria, Norway, Kazakhstan, the United Kingdom, the United States and Venezuela3. The upstream activity is Eni’s core business. The 2016 hydrocarbon production averaged 1,759 kboe/day, while hydrocarbon proved reserves were 7.49 billion boe as of December 31, 2016. At the reporting date of December 31, 2016, the upstream business represented 85% of Eni Group capital employed and, in 2016, 90% of Eni’s capital expenditure were directed to oil and natural gas exploration and development. In 2016, Eni brought an overall value of €7.98 billion to the host countries where is presently conducting its upstream operations (See the table published on page 29, which discloses payments reported on a voluntary basis).

1 Undertakings that on their balance sheet dates exceed at least two of the three following criteria:

- balance sheet total: €20,000,000;

- net turnover: €40,000,000;

- average number of employees during the financial year: 250.

2 The entities referred to in the Article 16, section 1, of the Legislative Decree N° 39 of January 27, 2010; including in particular Italian companies issuing securities authorized to trade on Italian and European Union regulated markets.

3 Payments made to Venezuela are not disclosed in this report as they are made by a joint venture not included in the consolidation scope as defined by the rule.

Eni/Report on payments to governments

Hereunder is presented a map of Eni’s main countries of upstream operations ranked according to the size of payments:

Eni/Report on payments to governments

BASIS OF PREPARATION

Legislation

This Report on Payments to Governments (“Report”) complies with Eni reporting obligations as per “Chapter I” of the Italian Legislative Decree N° 139 of August 18, 2015, which enacted the Directive 2013/34/EU. This Directive requires “large undertakings” and “public-interest entities”, involved in the extractive industry or logging of primary forests, to prepare and publish a report on payments to governments for each financial year, on an individual and/or consolidated basis.

Reporting principles adopted have also considered the official interpretations of the regulation issued by national and international bodies.

Based on this regulatory framework, Eni4 is subject to the obligation to prepare a consolidated report on payments made to governments; the parent company Eni SpA is also subject to an individual reporting obligation.

Applicable rules establish the consolidation scope to be defined by the accounting policies applied by the parent company in preparing the statutory consolidated financial statements in accordance to IFRS.

Activities within the scope of the Report

This Report discloses cash payments and in-kind payments made to governments that relate to Eni’s activities involving the exploration, prospection, discovery, development and extraction of oil (including condensates) and natural gas. Payments made to governments that relate to refining activities, liquefying of natural gas (LNG) and gas-to-liquids as well as other downstream activities are not disclosed in this Report. For integrated projects without a contractual cut-off point where a value can be attributed to the extractive activities, payments to governments are not conventionally split but disclosed at 100%.

Government

The term government refers to any national, regional or local authority of any Member State of the European Union or Third State (including Ministries, governmental bodies and agencies) as well as any undertakings controlled by the above-mentioned public entity. The definition of control is that provided in Directive 2013/34/EU, which identifies control with the obligation of including the accounts of the controlled entity in the consolidated financial statements of the controlling entity5.

4 The provisions of Legislative Decree N° 25 of February 15, 2016, which transposes  Directive 2013/50/EU (the so-called Transparency II Directive) into Italian Law, are applied to undertakings based in Italy and listed on the stock market, active in the above-mentioned sectors, whose securities are admitted to trading on a regulated market. Such undertakings are required to prepare, on an annual basis, a Report on payments made to governments in compliance with the provisions of the Directive 2013/34/EU.

5 The notion of control provided in the Art. 22 of the Directive is substantially in line with the one adopted by IFRS. Therefore, the provision refers to the notion of control which would trigger the inclusion of the accounts of the controlled entity in the consolidated accounts of the governmental-controlling entity should the latter be required to prepare consolidated financial statements.

Eni/Report on payments to governments

Reporting principles

This report discloses cash payments and in-kind payments made to governments by the parent company Eni SpA, its consolidated subsidiary undertakings and proportionally-consolidated entities in accordance with IFRSs. Payment means an amount paid, whether in cash or in kind, for the activities in scope of the regulations. Payments made by cash are reported in the period in which they are paid. Payments made in kind based on the underlying production delivery (production entitlements, tax oil and also royalties where applicable) are reported on an accrual basis. In-kind payments are converted to an equivalent cash value based on the most appropriate and relevant valuation method for each payment, which generally corresponds to market value as stated in the relevant contract. In-kind payments are reported in both volumes and the equivalent cash value.

The report comprises direct payments made by Eni to governments arising from petroleum projects participated by Eni or the Group companies, irrespective of the circumstance that Eni is the operator of a given project. The operator of a petroleum project is the entity that based on contractual arrangements with the counterparties, manages field operations and, in this capacity, is actually making payments to governments including situations where the operator determines and communicates the production entitlement due to each parties (i.e. under production sharing contracts). Payment amounts are reported in full, even where Eni as operator of a project is proportionally reimbursed by its non-operating venture partners through a partner billing process (cash-call). Payments made to governments in relation to oil activities conducted through unincorporated joint ventures6 are disclosed in this Report if and to the extent that the amounts are paid directly by Eni. This is the case when Eni is the operator of the unincorporated joint venture; in case Eni is a co-venturer, payments are disclosed only when Eni has a direct payment obligation towards any governments. Payments made by incorporated joint ventures7 are not disclosed in this Report, because Eni does not control these entities.

Project definition

Payments are reported at project level, except that payments that are not attributable to a specific project are reported at entity level. Project is defined as operational activities which are governed by a single contract, license, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If such agreements are “substantially interconnected”, those agreements are to be treated as a single project. “Substantially interconnected” means forming a set of operationally and geographically agreements with substantially similar terms that are signed with a government giving rise to payment liabilities. Indicators of integration include, but are not limited to, geographic proximity, the use of shared infrastructure, common operational management, shared budget. In this report the integration criteria adopted by Eni include the use of a common infrastructure and in the case of minor projects, geographic proximity.

The disclosure of the payments referred to in this Report reflect the substance of the contracts or the other obligations which give raise to payments.

6 Unincorporated Joint Ventures means two or more entities jointly carrying on the project under contract’s provision, which are not incorporated in a separate vehicle/legal entity.

7 Incorporated Joint Venture means two or more entities jointly carrying on the project through a separate vehicle/legal entity.

Eni/Report on payments to governments

Payments

Payments are reported according to the following break-down: i) the full amount paid to each governmental authority; ii) the full amount paid to each government by payment type; iii) the total amount per type of payment made for each project and the total amount of payments for each project.

The information is reported under the following payment types:

•	Production entitlements

Under Production Sharing Agreements (PSAs) and similar contractual schemes (e.g., service contracts), these are the host government’s share of production in the reporting period derived from projects operated by Eni. This includes the government’s share as a sovereign entity or through its participation as an equity or interest holder in projects within its sovereign jurisdiction (home country). Production entitlements arising from activities or interests outside of its home country are excluded. First party entitlements are the share of production after hydrocarbons have been produced and allocated to cover costs and investments incurred by Eni for extractive activities. These entitlements are often paid in-kind and are taken at source. Such production entitlements are reported on an accrual basis. The value of the in-kind payments is calculated based on the market price, determined on the basis of the contractual mechanisms provided in each PSA. When Eni is the joint-venture operator, host government entitlements are reported at 100%. Where the national oil company (NOC) is also an equity partner in the joint venture, their production entitlement is reported in addition to the government share of production. The NOC’s entitlement as a partner will include both their share of production as investor’s return as well as their entitlement for the reimbursement of their costs.

In certain projects, extractive operations that give rise to production entitlements for the government are managed by a separate company (incorporated joint venture) in the capacity as ‘the operator’ based on the arrangements between Eni and a government, while Eni retains the mineral right. The operator generally maintains the records that determine the sharing of production between the counterparties. In the process of determining and communicating the production entitlement due to each party, and making the arrangements for the parties to physically receive their entitlements, the operator is effectively making the payment to the government. The whole of the payments calculated on the basis of the government entitlement is not therefore included in this Report because the operator is not controlled by Eni.

•	Taxes

The Report includes taxes levied on income, profits and production coming from exploration and production of minerals, oil, natural gas and other natural resources. Taxes include in-kind volumes due by Eni to local tax authorities within the PSA, which provides that the tax obligations in charge of the second party is settled by the NOC out of production entitlements. The monetary value of those payments are determined with the same method as per the production entitlements. Taxes levied on consumption, personnel, sales, procurement (contractor’s withholding taxes), environmental, property, customs and excise are not reportable under the Regulations.

•	Royalties

These are payments for the rights to extract oil and gas resources, typically a set percentage of revenue or production less any deductions that may be taken.

•	Dividends

These are dividends that are paid in lieu of production entitlements or royalties. For the year ended December 31, 2016, there were no reportable amounts under such type. Dividends paid by Eni to a

Eni/Report on payments to governments

government as an ordinary shareholder are excluded.

•	Signature, discovery and production bonuses

These are often one-off payments to governments for bonuses, e.g. paid upon assignment of exploration permit, or when a commercial discovery is declared or an agreement/contract is signed, or production has commenced or reached a milestone. These payments are usually set by petroleum contracts that are awarded through international bids. Signature, discovery and production bonuses are included in the Report.

•	Licence fees, rental fees, entry fees and other considerations for licences and/or concessions

These are payments set by law or contracts for acquiring a licence for gaining access to an area where exploration, development and production activities are performed. Administrative government fees that are not specifically related to the extractive sector, or to access to extractive resources, are excluded. Also excluded are payments made in return for services provided by a government.

•	Infrastructure improvements

These are payments which relate to the construction or improvement of infrastructure (road, bridge or rail) not substantially dedicated for the use of extractive activities. Payments which are of a social investment in nature, for example building of a school or hospital, are excluded. For the year ended December 31, 2016, there were no reportable infrastructure payments to a government.

Materiality

The regulation provide that payments below €100,000 made in the reporting period are not reported, whether made as a single payment or as a series of related payments. Such a disclosure threshold has been applied in this report up to cumulative payments below €100,000 aggregated by payment type at each government level.

Reporting currency

Payments are reported in euros amount. All payments have been reported in thousands of euro. Payments made in currencies other than euros are translated at the average exchange rate of the reporting period.

Assurance of the Independent Registered Public Accounting Firm

EY S.p.A. has issued a limited review on this Report in accordance with International Standard on Assurance Engagements (ISAE) 3000.

Information provided on a voluntary basis

In order to achieve greater transparency, Eni is reporting on a voluntary basis and with the prior consent of host Countries’ relevant authorities, the governments’ production entitlements at certain service agreements operated by Eni considering that this type of contracts, which are out of the scope of the rule, are similar to production sharing agreements. The table that includes payments reported on a voluntary basis is published on page 29.

Eni/Report on payments to governments

Report on payments to governments 2016

Payments overview 2016

Country	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total

Europe
Italy	-	-	191,005	-	2,015	-	193,020
Croatia	-	(3,551)	-	-	-	-	(3,551)
Cyprus	-	-	-	-	313	-	313
Denmark	-	-	-	-	1,684	-	1,684
Ireland	-	-	-	-	407	-	407
Norway	366,605	(17,330)	-	-	9,527	-	358,802
Portugal	-	-	-	-	380	-	380
United Kingdom	-	26,830	-	-	1,641	-	28,471

Africa
Algeria	-	201,718	18,447	2,838	-	-	223,003
Angola	449,330	135,113	72,050	-	-	-	656,493
Congo	85,630	107,541	121,343	22,756	-	-	337,270
Egypt	-	135,589	-	12,423	-	-	148,012
Ghana	-	-	-	-	716	-	716
Kenya	-	-	-	-	162	-	162
Libya	-	1,265,023	155,184	-	-	-	1,420,207
Nigeria	718,026	144,647	105,483	-	20,263	-	988,419
Tunisia	99,427	12,723	8,717	-	-	-	120,867

Americas
Ecuador	-	9,796	-	-	-	-	9,796
Mexico	-	-	-	-	115	-	115
United States of America	-	(9,802)	68,033	-	216	-	58,447

Asia
India	-	250	-	-	-	-	250
Indonesia	-	11,343	-	-	-	-	11,343
Iraq	-	14,270	-	-	-	-	14,270
Kazakhstan	-	144,491	-	-	-	-	144,491
Myanmar	-	-	-	1,807	-	-	1,807
Pakistan	70,166	11,861	15,878	-	113	-	98,018
Russia	-	1,729	-	-	-	-	1,729
Timor Leste	23,243	7,305	-	-	650	-	31,198
Turkmenistan	66,093	1,399	4,536	-	-	-	72,028

Australia and Oceania
Australia	-	637	-	-	254	-	891

Total	1,878,520	2,201,582	760,676	39,824	38,456	-	4,919,058

Eni/Report on payments to governments

EUROPE

Italy

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Val D'Agri	-	-	89,783	-	27	-	89,810
Offshore Mar Adriatico	-	-	52,928	-	1,471	-	54,399
Sicily region	-	-	32,596	-	66	-	32,662
Offshore Mar Ionio	-	-	10,491	-	127	-	10,618
Italia onshore	-	-	5,207	-	324	-	5,531
Total	-	-	191,005	-	2,015	-	193,020

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Italian State	-	-	84,228	-	-	-	84,228
Basilicata region	-	-	53,421	-	-	-	53,421
Sicily region	-	-	10,852	-	58	-	10,910
Municipality of Ragusa	-	-	7,588	-	-	-	7,588
Municipality of Gela	-	-	7,183	-	-	-	7,183
Municipality of Viggiano	-	-	5,980	-	-	-	5,980
Calabria region	-	-	4,404	-	-	-	4,404
Emilia Romagna region	-	-	4,347	-	-	-	4,347
Municipality of Bronte	-	-	2,521	-	-	-	2,521
Municipality of Troina	-	-	2,397	-	-	-	2,397
Puglia region	-	-	1,622	-	-	-	1,622
Municipality of Calvello	-	-	1,508	-	-	-	1,508
Municipality of Gagliano	-	-	1,308	-	-	-	1,308
State property administration	-	-		-	1,028	-	1,028
Municipality of Grumento Nova	-	-	862	-	-	-	862
Municipality of Marsico Nuovo	-	-	646	-	-	-	646
Molise region	-	-	577	-	-	-	577
Port authority of Ravenna	-	-	-	-	525	-	525
Municipality of Marsicovetere	-	-	215	-	27	-	242
Municipality of Montemurro	-	-	215	-	-	-	215
Piemonte region	-	-	211	-	-	-	211

Eni/Report on payments to governments

(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Municipality of Ravenna	-	-	187	-	-	-	187
Municipality of Deliceto	-	-	98	-	-	-	98
Municipality of Mazara del Vallo	-	-	97	-	-	-	97
Port authority of Pescara	-	-	-	-	90	-	90
Port authority of Pesaro	-	-	-	-	86	-	86
Municipality of Rotello	-	-	79	-	-	-	79
Municipality of Biccari	-	-	72	-	-	-	72
Local port authority of Ravenna	-	-		-	55	-	55
Municipality of Mazzarino	-	-	50	-	-	-	50
Municipality of Butera	-	-	50	-	-	-	50
Abruzzo region	-	-	43	-	-	-	43
Port authority of Ancona	-	-	-	-	42	-	42
Port authority of Ortona	-	-	-	-	41	-	41
Municipality of Volturino	-	-	35	-	-	-	35
Municipality of Nissoria	-	-	35	-	-	-	35
Municipality of Ragalbuto	-	-	34	-	-	-	34
Port authority of San Benedetto del Tronto	-	-		-	33	-	33
Municipality of Ascoli Satriano	-	-	33	-	-	-	33
Municipality of Candela	-	-	29	-	-	-	29
Municipality of Romentino	-	-	26	-	-	-	26
Municipality of Trecate	-	-	25	-	-	-	25
Municipality of Alberona	-	-	16	-	-	-	16
Reclamation consortium of Romagna	-	-		-	14	-	14
Municipality of Galliate	-	-	7	-	-	-	7
Port authority of Rimini	-	-	-	-	4	-	4
Municipality of S.Agata di Puglia	-	-	4	-	-	-	4
Reclamation consortium of Muzza Bassa Lodigiana	-	-		-	2		2
Port authority of Chioggia	-	-	-	-	2	-	2
Ancona district	-	-	-	-	2	-	2
Ascoli Piceno district	-	-	-	-	2	-	2
Reclamation consortium of Dugali Naviglio Adda Serio	-	-		-	1	-	1
Consortium for the industrial development of the Matera district	-	-		-	1	-	1
Forest ranger of Punta Marina	-	-	-	-	1	-	1
Total	-	-	191,005	-	2,015	-	193,020

Eni/Report on payments to governments

Croatia

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Payments not attributable to projects	-	(3,551)	-	-	-	-	(3,551)
Total	-	(3,551)	-	-	-	-	(3,551)

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
City of Zagreb	-	(3,551)	-	-	-	-	(3,551)
Total	-	(3,551)	-	-	-	-	(3,551)

Cyprus

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Cyprus exploration projects	-	-	-	-	313	-	313
Total	-	-	-	-	313	-	313

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Government of Cyprus	-	-	-	-	313	-	313
Total	-	-	-	-	313	-	313

Denmark

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Denmark exploration projects	-	-	-	-	1,684	-	1,684
Total	-	-	-	-	1,684	-	1,684

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Ministry of Mineral Resources	-	-	-	-	1,684	-	1,684
Total	-	-	-	-	1,684	-	1,684

Eni/Report on payments to governments

Ireland

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Ireland exploration projects	-	-	-	-	407	-	407
Total	-	-	-	-	407	-	407

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Department of Communications, Energy and Natural Resources	-	-	-	-	407	-	407
Total	-	-	-	-	407	-	407

Norway

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Barents Sea - Goliat	254,450	[A]	-	-	-	2,345	-	256,795
Norvegian Sea - Marulk	112,155	[B]	-	-	-	531	-	112,686
Barents Sea - other projects	-		-	-	-	4,247	-	4,247
North Sea - other projects	-		-	-	-	2,404	-	2,404
Payments not attributable to projects	-		(17,330)	-	-	-	-	(17,330)
Total	366,605		(17,330)	-	-	9,527	-	358,802

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Statoil	366,605	[C]	-	-	-	-	-	366,605
The Norwegian Petroleum Directorate	-		-	-	-	9,527	-	9,527
Municipal tax - office in Sandnes	-		8,457	-	-	-	-	8,457
Municipal tax - office in Stavanger	-		1,050	-	-	-	-	1,050
The Norwegian Tax Administration	-		(26,837)	-	-	-	-	(26,837)
Total	366,605		(17,330)	-	-	9,527	-	358,802

[A] includes 6,577 KBOE paid in kind

[B] includes 4,439 KBOE paid in kind

[C] includes 11,016 KBOE paid in kind

Eni/Report on payments to governments

Portugal

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Portugal exploration projects	-	-	-	-	380	-	380
Total	-	-	-	-	380	-	380

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Ministério do Ambiente, Ordenamento do Territòrio e Energia - Direcçao Geral de Energia e Geologia	-	-	-	-	380	-	380
Total	-	-	-	-	380	-	380

United Kingdom

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Payments not attributable to projects	-	26,830	-	-	-	-	26,830
UK exploration projects	-	-	-	-	1,429	-	1,429
Hewett	-	-	-	-	212	-	212
Total	-	26,830	-	-	1,641	-	28,471

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
HM Revenue & Customs	-	26,830	-	-	-	-	26,830
Department of Energy and Climate change	-	-	-	-	1,641	-	1,641
Total	-	26,830	-	-	1,641	-	28,471

Eni/Report on payments to governments

AFRICA

Algeria

Payments per project
(in EUR thousand)	Production Entitlement	Taxes		Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Blocks 401a/402a, 403a and 403d	-	158,371	[A]	-	-	-	-	158,371
Block 403	-	39,030	[B]	12,952	2,838	-	-	54,820
Rom North	-	2,371		5,495	-	-	-	7,866
Block 405b	-	1,946	[C]	-	-	-	-	1,946
Total	-	201,718		18,447	2,838	-	-	223,003

Payments per government
(in EUR thousand)	Production Entitlement	Taxes		Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Sonatrach	-	199,347	[D]	18,447	2,838	-	-	220,632
Direction Des Grandes Entreprises	-	2,371		-	-	-	-	2,371
Total	-	201,718		18,447	2,838	-	-	223,003

[A] includes 3,703 KBOE paid in kind

[B] includes 955 KBOE paid in kind

[C] includes 62 KBOE paid in kind

[D] includes 4,720 KBOE paid in kind.

Angola

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Block 15/06	449,330	[A]	40,884	-	-	-	-	490,214
Block 0	-		2,357	72,050	-	-	-	74,407
Block 15	-		63,329	-	-	-	-	63,329
Block 14	-		23,136	-	-	-	-	23,136
Block 3	-		5,407	-	-	-	-	5,407
Total	449,330		135,113	72,050	-	-	-	656,493

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Sonangol P&P	361,374	[B]	-	-	-	-	-	361,374
Ministério das Finanças	-		133,329	72,050	-	-	-	205,379
Sonangol EP	87,956	[C]	-	-	-	-	-	87,956
Ministry of Petroleum	-		1,784	-	-	-	-	1,784
Total	449,330		135,113	72,050	-	-	-	656,493

[A] includes 12,087 KBOE paid in kind

[B] includes 9,709 KBOE paid in kind

[C] includes 2,378 KBOE paid in kind

Eni/Report on payments to governments

Congo

Payments per project
(in EUR thousand)	Production Entitlement		Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Mboundi	7,256	[A]	31,650	[J]	26,482	[T]	-	-	-	65,388
Loango II	14,350	[B]	7,904	[K]	16,557	[U]	6,409	-	-	45,220
Zatchi II	14,973	[C]	6,538	[L]	13,516	[V]	6,409	-	-	41,436
Mwafi II	15,814	[D]	11,179	[M]	8,161	[W]	3,114	-	-	38,268
Foukanda II	13,213	[E]	9,191	[N]	6,815	[X]	2,490	-	-	31,709
Marine XII	3,504	[F]	7,404	[O]	18,237	[Y]	-	-	-	29,145
Ikalou II	9	[G]	12,323	[P]	11,472	[Z]	-	-	-	23,804
Marine X	-		11,888	[Q]	9,199	[AA]	-	-	-	21,087
Kitina II	10,510	[H]	2,308	[R]	4,731	[AB]	3,085	-	-	20,634
Other projects	6,001	[I]	7,156	[S]	6,173	[AC]	1,249	-	-	20,579
Total	85,630		107,541		121,343		22,756	-	-	337,270

Payments per government
(in EUR thousand)	Production Entitlement		Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Republique du Congo	27,197	[AD]	107,541	[AF]	121,343	[AG]	22,756	-	-	278,837
Société Nationale des Pétroles du Congo	58,433	[AE]	-		-		-	-	-	58,433
Total	85,630	-	107,541	-	121,343	-	22,756	-	-	337,270

[A] includes 198 KBOE paid in kind

[B] includes 392 KBOE paid in kind

[C] includes 409 KBOE paid in kind

[D] includes 432 KBOE paid in kind

[E] includes 361 KBOE paid in kind

[F] includes 96 KBOE paid in kind

[G] includes 0.25 KBOE paid in kind

[H] includes 287 KBOE paid in kind

[I] includes 164 KBOE paid in kind

[J] includes 796 KBOE paid in kind

[K] includes 203 KBOE paid in kind

[L] includes 165 KBOE paid in kind

[M] includes 297 KBOE paid in kind

[N] includes 244 KBOE paid in kind

[O] includes 143 KBOE paid in kind

[P] includes 316 KBOE paid in kind

[Q] includes 325 KBOE paid in kind

[R] includes 58 KBOE paid in kind

[S] includes 126 KBOE paid in kind

[T] includes 723 KBOE paid in kind

[U] includes 452 KBOE paid in kind

[V] includes 369 KBOE paid in kind

[W] includes 223 KBOE paid in kind

[X] includes 186 KBOE paid in kind

[Y] includes 443 KBOE paid in kind

[Z] includes 313 KBOE paid in kind

[AA] includes 251 KBOE paid in kind

[AB] includes 129 KBOE paid in kind

[AC] includes 164 KBOE paid in kind

[AD] includes 743 KBOE paid in kind

[AE] includes 1,596 KBOE paid in kind

[AF] includes 2,673 KBOE paid in kind

[AG] includes 3,253 KBOE paid in kind

Eni/Report on payments to governments

Egypt

Payments per project
(in USD thousand)	Production Entitlement	Taxes		Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Nidoco	-	72,318	[A]	-	-	-	-	72,318
Meleiha	-	28,868	[B]	-	-	-	-	28,868
Nile Delta - other projects	-	14,690	[C]	-	12,423	-	-	27,113
Baltim	-	11,316	[D]	-	-	-	-	11,316
Western Desert - other projects	-	5,862	[E]	-	-	-	-	5,862
Gulf of Suez - other projects	-	2,535	[F]	-	-	-	-	2,535
Total	-	135,589		-	12,423	-	-	148,012

Payments per government
(in EUR thousand)	Production Entitlement	Taxes		Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Egyptian General Petroleum Corporation	-	135,589	[G]	-	-	-	-	135,589
Egyptian Natural Gas Holding Company	-	-		-	12,423	-	-	12,423
Total	-	135,589		-	12,423	-	-	148,012

[A] includes 3,042 KBOE paid in kind

[B] includes 798 KBOE paid in kind

[C] includes 890 KBOE paid in kind

[D] includes 618 KBOE paid in kind

[E] includes 158 KBOE paid in kind

[F] includes 70 KBOE paid in kind

[G] includes 5,576 KBOE paid in kind

Ghana

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Offshore Cape Three Points (OCTP)	-	-	-	-	658	-	658
Payments not attributable to projects	-	-	-	-	58	-	58
Total	-	-	-	-	716	-	716

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Environmental Protection Agency	-	-	-	-	381	-	381
Petroleum Commission	-	-	-	-	191	-	191
Ghana National Petroleum Corporation	-	-	-	-	140	-	140
Ahanta West District Assembly	-	-	-	-	4	-	4
Total	-	-	-	-	716	-	716

Eni/Report on payments to governments

Kenya

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Kenya exploration projects	-	-	-	-	162	-	162
Total	-	-	-	-	162	-	162

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
The Government of The Republic of Kenya	-	-	-	-	162	-	162
Total	-	-	-	-	162	-	162

Libya

Payments per project
(in EUR thousand)	Production Entitlement	Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Mellitah Complex	-	1,265,023	[A]	155,184	[B]	-	-	-	1,420,207
Total	-	1,265,023		155,184		-	-	-	1,420,207

Payments per government
(in EUR thousand)	Production Entitlement	Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
National Oil Corporation	-	1,265,023	[A]	155,184	[B]	-	-	-	1,420,207
Total	-	1,265,023		155,184		-	-	-	1,420,207

[A] includes 46,959 KBOE paid in kind

[B] includes 5,713 KBOE paid in kind

Nigeria

Payments per project
(in EUR thousand)	Production Entitlement		Taxes		Royalties		Bonuses	Fees		Infrastructure Improvements	Total
NAOC JV (Land/swamp areas)	713,422	[A]	-		47,865		-	14,956		-	776,243
Nigeria Offshore (OML 116)	-		25,411	[C]	15,786	[D]	-	852		-	42,049
Nigeria Deep Offshore (OML125/OPL245)	4,604	[B]	-		22,386	[E]	-	4,455	[F]	-	31,445
SPDC JV	-		-		19,446		-	-		-	19,446
Payments not attributable to projects	-		119,236		-		-	-		-	119,236
Total	718,026		144,647		105,483		-	20,263		-	988,419

Eni/Report on payments to governments

Payments per government
(in EUR thousand)	Production Entitlement		Taxes		Royalties		Bonuses	Fees		Infrastructure Improvements	Total
Nigerian National Petroleum Corporation	718,026	[G]	25,411	[C]	38,172	[H]	-	22	[F]	-	781,631
Federal Inland Revenue Service	-		119,236		-		-	-		-	119,236
Department of Petroleum Resources	-		-		67,311		-	92		-	67,403
Niger Delta Development Commission	-		-		-		-	20,149		-	20,149
Total	718,026		144,647		105,483		-	20,263		-	988,419

[A] includes 41,779 KBOE paid in kind

[B] includes 115 KBOE paid in kind

[C] includes 634 KBOE paid in kind

[D] includes 394 KBOE paid in kind

[E] includes 558 KBOE paid in kind

[F] includes 1 KBOE paid in kind

[G] includes 41,894 KBOE paid in kind

[H] includes 952 KBOE paid in kind

Tunisia

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Adam	55,677	[A]	6,266	3,073	[D]	-	-	-	65,016
Tunisia South (Djebel Grouz + Oued Zar + MLD)	20,739	[B]	3,911	4,197	[E]	-	-	-	28,847
Tunisia North (Baraka + Maamoura + Mahres)	23,011	[C]	2,546	1,447	[F]	-	-	-	27,004
Total	99,427		12,723	8,717		-	-	-	120,867

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Entreprise Tunisienne d'Activités Pétrolières	99,427	[G]	-	6,569	[H]	-	-	-	105,996
Recette des finances	-		12,723	-		-	-	-	12,723
Tresorerie Générale de Tunisie	-		-	2,148		-	-	-	2,148
Total	99,427		12,723	8,717		-	-	-	120,867

[A] includes 1,874 KBOE paid in kind

[B] includes 605 KBOE paid in kind

[C] includes 694 KBOE paid in kind

[D] includes 46 KBOE paid in kind

[E] includes 94 KBOE paid in kind

[F] includes 27 KBOE paid in kind

[G] includes 3,173 KBOE paid in kind

[H] includes 167 KBOE paid in kind

Eni/Report on payments to governments

AMERICAS

Ecuador

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Payments not attributable to projects	-	9,796	-	-	-	-	9,796
Total	-	9,796	-	-	-	-	9,796

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Servicio de Rentas Internas	-	5,879	-	-	-	-	5,879
Banco Central del Ecuador	-	3,917	-	-	-	-	3,917
Total	-	9,796	-	-	-	-	9,796

Mexico

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Mexico exploration projects	-	-	-	-	115	-	115
Total	-	-	-	-	115	-	115

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Fondo mexicano del Petroleo	-	-	-	-	63	-	63
Secretaria de Hacienda y Credito Publico	-	-	-	-	52	-	52
Total	-	-	-	-	115	-	115

Eni/Report on payments to governments

United States

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Alaska - Beaufort Sea	-	(8,456)	47,408	-	216	-	39,168
Gulf of Mexico	-	(1,346)	20,625	-	-	-	19,279
Total	-	(9,802)	68,033	-	216	-	58,447

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
State of Alaska Department of Natural Resources	-	-	47,408	-	216	-	47,624
Office of Natural Resources Revenue (US)	-	-	20,625	-	-	-	20,625
State of Texas	-	154	-	-	-	-	154
State of New York	-	(630)	-	-	-	-	(630)
State of Louisiana	-	(870)	-	-	-	-	(870)
State of Alaska	-	(8,456)	-	-	-	-	(8,456)
Total	-	(9,802)	68,033	-	216	-	58,447

Eni/Report on payments to governments

ASIA

India

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Payments not attributable to projects	-	250	-	-	-	-	250
Total	-	250	-	-	-	-	250

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Government of India	-	250	-	-	-	-	250
Total	-	250	-	-	-	-	250

Indonesia

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Payments not attributable to projects	-	11,343	-	-	-	-	11,343
Total	-	11,343	-	-	-	-	11,343

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
State Treasury, Ministry of Finance of Republic of Indonesia	-	11,343	-	-	-	-	11,343
Total	-	11,343	-	-	-	-	11,343

Iraq

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Zubair		14,270	-	-	-	-	14,270
Total	-	14,270	-	-	-	-	14,270

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
General Commission for Taxes		14,270	-	-	-	-	14,270
Total	-	14,270	-	-	-	-	14,270

Eni/Report on payments to governments

Kazakhstan

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Karachaganak	-	144,491	-	-	-	-	144,491
Total	-	144,491	-	-	-	-	144,491

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Treasury Committee of the Ministry of Finance	-	144,491	-	-	-	-	144,491
Total	-	144,491	-	-	-	-	144,491

Myanmar

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Myanmar exploration projects	-	-	-	1,807	-	-	1,807
Total	-	-	-	1,807	-	-	1,807

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Myanmar Oil and Gas Enterprise (MOGE)	-	-	-	1,807	-	-	1,807
Total	-	-	-	1,807	-	-	1,807

Pakistan

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Bhit	24,654	[A]	-	4,763	-	48	-	29,465
Kadanwari	27,315	[B]	-	800	-	25	-	28,140
Badhra	18,197	[C]	-	3,958	-	37	-	22,192
Payment not attributable to projects	-		11,861	-	-	-	-	11,861
Other projects	-		-	6,357	-	3	-	6,360
Total	70,166		11,861	15,878	-	113	-	98,018

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Oil and Gas Development Company Limited	70,166	[D]	-	-	-	-	-	70,166
Directoral General Petroleum Concession	-		-	15,878	-	113	-	15,991
Federal Board of Revenue	-		11,861	-	-	-	-	11,861
Total	70,166		11,861	15,878	-	113	-	98,018

[A] includes 1,699 KBOE paid in kind

[B] includes 1,081 KBOE paid in kind

[C] includes 1,268 KBOE paid in kind

[D] includes 4,048 KBOE paid in kind

Eni/Report on payments to governments

Russia

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Payments not attributable to projects	-	1,729	-	-	-	-	1,729
Total	-	1,729	-	-	-	-	1,729

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Moscow Tax Inspectorate #4	-	1,729	-	-	-	-	1,729
Total	-	1,729	-	-	-	-	1,729

Timor Leste

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
JPDA 03-13 Bayu Undan	23,243	7,305	-	-	-	-	30,548
Bonaparte Basin - other projects	-	-	-	-	650	-	650
Total	23,243	7,305	-	-	650	-	31,198

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
National Petroleum Authority	23,243	-	-	-	650	-	23,893
National Directorate of Petroleum and Mineral Revenue	-	7,305	-	-	-	-	7,305
Total	23,243	7,305	-	-	650	-	31,198

Turkmenistan

Payments per project
(in EUR thousand)	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Nebit Dag	66,093	[A]	-	4,536	[B]	-	-	-	70,629
Payments not attributable to projects	-		1,399	-		-	-	-	1,399
Total	66,093		1,399	4,536		-	-	-	72,028

Payments per government
(in EUR thousand)	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Turkmennebit	34,553	[C]	-	2,248	[E]	-	-	-	36,801
State Agency on Management and Use of Hydrocarbon Resources	31,540	[D]	-	2,288	[F]	-	-	-	33,828
Turkmenistan State Treasury	-		1,399	-		-	-	-	1,399
Total	66,093		1,399	4,536		-	-	-	72,028

[A] includes 2,038 KBOE paid in kind

[B] includes 140 KBOE paid in kind

[C] includes 961 KBOE paid in kind

[D] includes 1,077 KBOE paid in kind

[E] includes 62 KBOE paid in kind

[F] includes 78 KBOE paid in kind

Eni/Report on payments to governments

AUSTRALIA AND OCEANIA

Australia

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
JPDA 03-13 Bayu Undan	-	1,099	-	-	-	-	1,099
Bonaparte Basin - other projects	-	-	-	-	167	-	167
Carnarvon Basin - other projects	-	(462)	-	-	87	-	(375)
Total	-	637	-	-	254	-	891

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Australian Tax Office	-	637	-	-	-	-	637
National Offshore Petroleum Titles Administrator	-	-	-	-	254	-	254
Total	-	637	-	-	254	-	891

Eni/Report on payments to governments

Report on payments to governments - Eni Spa

Payments per project
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Val D'Agri	-	-	89,783	-	27	-	89,810
Offshore Mar Adriatico	-	-	52,928	-	1,471	-	54,399
Offshore Mar Ionio	-	-	10,491	-	127	-	10,618
Italia onshore	-	-	5,207	-	324	-	5,531
Sicily region	-	-	297	-	8	-	305
Total	-	-	158,706	-	1,957	-	160,663

Payments per government
(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Italian State	-	-	83,951	-	-	-	83,951
Basilicata region	-	-	53,421	-	-	-	53,421
Municipality of Viggiano	-	-	5,980	-	-	-	5,980
Calabria region	-	-	4,404	-	-	-	4,404
Emilia Romagna region	-	-	4,347	-	-	-	4,347
Puglia region	-	-	1,622	-	-	-	1,622
Municipality of Calvello	-	-	1,508	-	-	-	1,508
State property administration	-	-	-	-	1,028	-	1,028
Municipality of Grumento Nova	-	-	862	-	-	-	862
Municipality of Marsico Nuovo	-	-	646	-	-	-	646
Molise region	-	-	577	-	-	-	577
Port authority of Ravenna	-	-	-	-	525	-	525
Municipality of Marsicovetere	-	-	215	-	27	-	242
Municipality of Montemurro	-	-	215	-	-	-	215
Piemonte region	-	-	211	-	-		211
Municipality of Ravenna	-	-	187	-	-		187
Municipality of Deliceto	-	-	98	-	-	-	98
Sicily Region	-	-	93	-	-	-	93
Port authority of Pescara	-	-	-	-	90	-	90
Port authority of Pesaro	-	-	-	-	86	-	86
Municipality of Rotello	-	-	79	-	-	-	79
Municipality of Biccari	-	-	72	-	-	-	72
Local port authority of Ravenna	-	-	-	-	55	-	55
Abruzzo Region	-	-	43	-	-	-	43
Port authority of Ancona	-	-	-	-	42	-	42
Port authority of Ortona	-	-	-	-	41	-	41
Municipality of Volturino	-	-	35	-	-	-	35

Eni/Report on payments to governments

(in EUR thousand)	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Port authority of San Benedetto del Tronto	-	-	-	-	33	-	33
Municipality of Ascoli Satriano	-	-	33	-	-	-	33
Municipality of Candela	-	-	29	-	-	-	29
Municipality of Romentino	-	-	26	-	-	-	26
Municipality of Trecate	-	-	25	-	-	-	25
Municipality of Alberona	-	-	16	-	-	-	16
Reclamation consortium of Romagna	-	-	-	-	14		14
Municipality of Galliate	-	-	7	-	-	-	7
Port authority of Rimini	-	-	-	-	4	-	4
Municipality of S.Agata di Puglia	-	-	4	-	-	-	4
Reclamation consortium of Muzza Bassa Lodigiana	-	-	-	-	2	-	2
Port authority of Chioggia	-	-	-	-	2	-	2
Ancona district	-	-	-	-	2	-	2
Ascoli Piceno district	-	-	-	-	2	-	2
Reclamation consortium of Dugali Naviglio Adda Serio	-	-	-	-	1	-	1
Consortium for the industrial development of the Matera district	-	-	-	-	1	-	1
Forest ranger of Punta Marina	-	-	-	-	1	-	1
Total	-	-	158,706	-	1,957	-	160,663

EY S.p.A. Via Po, 32 00198 Roma	Tel:+39 06 324751 Fax: +39 06 32475504 ey.com

Independent limited assurance report

(translation from the original Italian text)

To the Board of Directors of

Eni S.p.A.

We have carried out a limited assurance engagement of the "Report on payments to governments 2016" (hereinafter also the "Report") of Eni S.p.A..

Directors’ responsibility

The Directors are responsible for the preparation of the Report in accordance with Chapter 1 "Regulation on payments' transparency" of Legislative Decree dated August 18, 2015, n.139 (hereinafter also the "Regulation") and the reporting principles as detailed in the paragraph "Basis of preparation" of the Report. The Directors are also responsible for that part of internal control that they consider necessary in order to allow the preparation of the Report that is free from material misstatements, even caused by frauds or not-intentional behaviours or events.

Independent auditor's responsibility

It is our responsibility the preparation of this report on the basis of the procedures carried out. Our work has been conducted in accordance with the criteria established by the "International Standards on Assurance Engagements 3000 - Assurance Engagements other than Audits or Reviews of Historical Financial Information" ("ISAE 3000"), issued by the International Auditing and Assurance Standards Board for the engagements that consist in a limited assurance. This standard requires the respect of relevant ethical principles, including those related to independence, as well as the planning and the execution of our work in order to obtain a limited assurance that the Report is free of material misstatements. These procedures included inquiries, primarily with company's personnel responsible for the preparation of the information included in the Report, document analysis, recalculation and in other procedures in order to obtain evidences considered appropriate.

The procedures performed mainly consisted of:

a)	inquiries of company's personnel responsible for the preparation of the information included in the Report to understand and evaluate the appropriateness of methods and reporting policies implemented across the Company to comply with the Regulation;
b)	observation of processes performed and inspection on a sample basis of documents used to gather quantitative and qualitative information disclosed in the Report;
c)	analytical procedures to identify and discuss any unusual payments in the Report; and
d)	reconciling the underlying accounting records to the Report.

Our examination has entailed a lower extension of work compared to the work to be performed for a reasonable assurance engagement in accordance with ISAE 3000 and, as consequence, we may not have become aware of all the significant events and circumstances which we could have identified had we performed a reasonable assurance engagement.

EY S.p.A.

Sede Legale: Via Po, 32 - 00198 Roma

Capitale Sociale deliberate Euro 3.250.000.00, sottoscritto e versato Euro 2.950.000.00 i.v.

Iscritta atla S.O. del Registro deile imprese presso la C.C.I.A.A. di Roma

Codice fiscale e numero dl Iscrizione 00434000584 - numero R.E.A. 250904

P.IVA 00891231003

iscritta al Registro Revison | legall a| n. 70945 Pubblicato suila G.U.Suppl. 13 • IV Serle Speoaie del 17/2/1998 iscritta ali’Albo Specials delle societa dl revlsione

Consob al progressivo n. 2 delibora n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

Conclusions

Based on the procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the accompanying "Report on payments to government 2016" has not been appropriately prepared in all material respects, in conformity with Chapter 1 "Regulation on payments' transparency” of Legislative Decree dated August 18, 2015, n.139 and the reporting principles as detailed in the paragraph "Basis of preparation" of the Report.

Rome, May 25, 2017

EY S.p.A.

Signed by: Beatrice Amaturo, Partner

This report has been translated into the English language solely for the convenience of international readers.

Eni/Report on payments to governments

Report on payments to governments 2016 including information provided on a voluntary basis8

Payments overview 2016

Country	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total

Europe
Italy	-		-	191,005	-	2,015	-	193,020
Croatia	-		(3,551)	-	-	-	-	(3,551)
Cyprus	-		-	-	-	313	-	313
Denmark	-		-	-	-	1,684	-	1,684
Ireland	-		-	-	-	407	-	407
Norway	366,605		(17,330)	-	-	9,527	-	358,802
Portugal	-		-	-	-	380	-	380
United Kingdom	-		26,830	-	-	1,641	-	28,471

Africa
Algeria	-		201,718	18,447	2,838	-	-	223,003
Angola	449,330		135,113	72,050	-	-	-	656,493
Congo	85,630		107,541	121,343	22,756	-	-	337,270
Egypt	-		135,589	-	12,423	-	-	148,012
Ghana	-		-	-	-	716	-	716
Kenya	-		-	-	-	162	-	162
Libya	-		1,265,023	155,184	-	-	-	1,420,207
Nigeria	718,026		144,647	105,483	-	20,263	-	988,419
Tunisia	99,427		12,723	8,717	-	-	-	120,867

Americas
Ecuador	33,423	(*)	9,796	-	-	-	-	43,219
Mexico	-		-	-	-	115	-	115
United States of America	-		(9,802)	68,033	-	216	-	58,447

Asia
India	-		250	-	-	-	-	250
Indonesia	-		11,343	-	-	-	-	11,343
Iraq	3,030,305	(*)	14,270	-	-	-	-	3,044,575
Kazakhstan	-		144,491	-	-	-	-	144,491
Myanmar	-		-	-	1,807	-	-	1,807
Pakistan	70,166		11,861	15,878	-	113	-	98,018
Russia	-		1,729	-	-	-	-	1,729
Timor Leste	23,243		7,305	-	-	650	-	31,198
Turkmenistan	66,093		1,399	4,536	-	-	-	72,028

Australia and Oceania
Australia	-		637	-	-	254	-	891

Totale	4,942,248		2,201,582	760,676	39,824	38,456	-	7,982,786

(*) Information provided on a voluntary basis

8 For reporting principles see the paragraph “Information provided on voluntary basis” on page 7.

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.com

Eni SpA
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock as of December 31, 2016:
€4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Internet home page: eni.com
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.com